1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/12/03:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

99.02	Announcement on 2020/12/04:	CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

99.03	Announcement on 2020/12/10:	Chunghwa Telecom announces its operating results for November 2020

99.04	Announcement on 2020/12/10:	November 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

Date of events: 2020/12/10

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 2F, No. 34*, Sec. 1, Zhongqing Rd., North Dist., Taichung City, Taiwan

2.	Date of occurrence of the event: 2020/12/03

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: total 19 pings.

Unit price: NT$ 632 per ping per month

Total transaction amount: NT$720,000

Right-of-use asset: NT$653,132

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Choosing themost appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment period: 2021/1/1~2025/12/31

Monthly payment.

Restrictions and other important agreements in the contract: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: Price negotiation

The decision-making department: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/12/03

25.	Date of ratification by supervisors or approval by the audit committee: 2020/12/03

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.02

CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

Date of events: 2020/12/04

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Asset 1: 8F., No. 2*, Sec. 1, Hangzhou S. Rd., Zhongzheng Dist., Taipei City, Taiwan

Asset 2: 1F & 11F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City, Taiwan

Asset 3: 2F., No. 35*, Sec. 1, Wenxin Rd., Nantun Dist., Taichung City, Taiwan

Asset 4: 5F., No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City, Taiwan

2.	Date of occurrence of the event: 2020/12/04

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1: About 359.65 ping

Price per unit: NT$2,405 per ping per month

Monthly payment:NT$865,020

Total transaction amount: NT$10,380,244

Right-of-use assets : NT$9,813,958

Asset 2: About 149ping

Price per unit: NT$2,013 per ping per month

Monthly payment:NT$300,000

Total transaction amount: NT$3,600,000

Right-of-use assets : NT$3,403,570

Asset 3: About 53.99 ping

Price per unit: NT$738 per ping per month

Monthly payment: NT$39,845

Total transaction amount: NT$478,138

Right-of-use assets : NT$448,306

Asset 4: About 67.98 ping

Price per unit: NT$691 per ping per month

Monthly payment: NT$47,000

Total transaction amount: NT$564,000

Right-of-use assets : NT$533,228

The sum of transaction amount above: NT$15,022,382

The sum of right-of-use assets above: NT$14,199,062

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Consideration of the property location and overall operation requirements

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Asset 1: Delivery or payment terms: monthly payment

Payment period: 2021/1/1~2021/12/31

Contractual restrictions and other important appointments: None

Asset 2: Delivery or payment terms: monthly payment

Payment period: 2021/1/1~2021/12/31

Contractual restrictions and other important appointments: None

Asset 3: Delivery or payment terms: monthly payment

Payment period: 2021/1/8~2021/12/31

Contractual restrictions and other important appointments: None

Asset 4: Delivery or payment terms: monthly payment

Payment period: 2021/1/1~2021/12/31

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: previous contract price

The decision-making department: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/12/04

25.	Date of ratification by supervisors or approval by the audit committee: 2020/12/04

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom announces its operating results for November 2020

Date of events: 2020/12/10

Contents:

1.	Date of occurrence of the event:2020/12/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for November 2020 increased year over year to NT$ 18.19 billion, mainly due to the increase of handset sales revenue driven by the roll-out of iPhone 12 series, as well as the increase of ICT project revenue and data communications revenue, which offset the decrease of international voice revenue, mobile service revenue and local voice revenue. Operating costs and expenses increased year over year to NT$ 15.87 billion, mainly due to the increase of ICT project costs, cost of goods sold and amortization costs, which offset the decrease of interconnection expenses. Operating income was NT$ 3.54 billion. Income before tax was NT$ 3.45 billion. Net income attributable to stockholders of the parent company was NT$ 2.65 billion. EPS was NT$0.34. In addition, operating income, pretax income and EPS all exceeded the fourth quarter guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom

December 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Nov.	Net sales	18,184,893	17,551,585	(+) 633,308	(+)3.61%
Jan.-Nov.	Net sales	183,022,126	187,377,760	(-)4,355,634	(-)2.32%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,872,505

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	111,860
	Fair Value	1,496
	The amount of unrealized gain(loss) recognized this year	1,724

Settled Position	Total amount of contract	281,159
	The amount of realized gain(loss) recognized this year	13

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	189,189
	Fair Value	4,157
	The amount of unrealized gain(loss) recognized this year	3,830

Settled Position	Total amount of contract	791,772
	The amount of realized gain(loss) recognized this year	14,662

b Trading purpose : None